(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-22531

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A.

PART I — REGISTRANT INFORMATION

Intelsat Corporation

Full Name of Registrant

3400 International Drive, N.W.

Address of Principal Executive Office (Street and Number)

Washington D.C., 20008

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

1.	As reported in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by Intelsat Corporation (the “Company”, and formerly known as PanAmSat Corporation) on July 10, 2006, our parent company, Intelsat Holding Corporation (formerly known as PanAmSat Holding Corporation), was acquired by Intelsat (Bermuda), Ltd. on July 3, 2006. Although the management of the Company has been working diligently to complete all the required information in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 on or prior to the required filing date of November 14, 2006, the Company was unable to complete the required information by the due date as a result of the complex nature of the acquisition of our parent and related transactions and the application of the purchase method of accounting to this transaction. The Company notes that the quarter ended September 30, 2006 is the first quarter for which it is reporting under the post-acquisition structure. The Company requires additional time to complete the Quarterly Report.

2.	The Company hereby represents that the reasons causing the inability to timely file the Quarterly Report on Form 10-Q could not be eliminated without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sajid N. Ajmeri (Name)	(202) (Area Code)	944-7601 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect our reported revenue to range from approximately $225 million to $280 million and our net income (loss) to range from a net loss of approximately $10 million to net income of $5 million for the three months ended September 30, 2006. Our revenue is expected to increase by approximately $35 million to $55 million for the three months ended September 30, 2006 from $209.2 million for the three months ended September 30, 2005. This increase is expected to be primarily attributable to revenue from affiliates under our post-acquisition structure. Our net income (loss) is expected to decrease by approximately $150 million to $170 million for the three months ended September 30, 2006 from net income of $51.5 million for the three months ended September 30, 2005. This decrease is expected to be primarily attributable to restructuring and transition costs and increased interest expense as a result of the Company’s post-acquisition structure. However, since we and our new auditors are still reviewing our financial information, we cannot provide any assurance that our results of operations will be within the ranges described above.

Intelsat Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006	By:	/s/ JEFFREY FREIMARK
	Name:	Jeffrey Freimark
	Title:	Chief Financial Officer